UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

No Act
P.E. 6-6-03
80424

[redacted]

03028866

August 11, 2003

E.J. Wunsch
Senior Counsel
The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, OH 45202-3315

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 8/11/2003

Re: The Procter & Gamble Company
Incoming letter dated June 6, 2003

Dear Mr. Wunsch:

PROCESSED
AUG 20 2003
THOMSON
FINANCIAL

This is in response to your letter dated June 6, 2003 concerning the shareholder proposal submitted to Procter & Gamble by Anthony S. Wagner and Julie A. Wagner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Anthony S. Wagner and Julie A. Wagner
2209 Woodacre Drive
Cincinnati, OH 45231



The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, OH 45202-3315
www.pg.com

E. J. Wunsch
Senior Counsel
(513) 983-4370 phone
(513) 983-2611 fax
wunsch.ej@pg.com

June 6, 2003

Via Certified Mail

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: The Procter & Gamble Company
Commission File No. 1-434
Proxy Proposal by Ms. Julie Wagner and Mr. Anthony Wagner

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended.

The Company has received a proposal (the "Proposal") from two shareholders, Ms. Julie Wagner and Mr. Anthony Wagner (collectively the "Wagners"), for inclusion in the Company's Proxy Statement for its 2003 annual meeting of shareholders. We believe that the Company may properly exclude the Proposal for the following reasons:

1. The Proposal relates to operations that account for less than 5 percent of the Company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business. In fact, the Proposal relates to operations that account for <u>zero</u> percent of the Company's net earnings and gross sales for its most recent fiscal year. It is therefore excludable under Rule 14a-8(i)(5).



2. The Proposal deals with research and development, a matter relating to the Company's ordinary business operations. It is therefore excludable under Rule 14a-8(i)(7).

Accordingly, the Company requests the agreement of the Staff that it will not recommend any enforcement action against the Company if the Company omits the Proposal.

Consistent with Rule 14a-8(j), this letter is being submitted no later than 80 calendar days before the Company expects to file its definitive 2003 Proxy Materials on August 29, 2003. In order to allow the Company to complete its mailing of the 2003 Proxy Materials in a timely fashion, we would appreciate receiving your response as soon as practicable.

Please find enclosed six copies of the Proposal and this letter. A copy of this entire submission has been mailed to the Wagners. To the extent required by Rule 14a-8(j), this letter constitutes a supporting opinion of counsel.

Background

On October 4, 2002, the Company adopted a policy permitting unrestricted use of animal and adult stem cells in the Company's biological sciences research program. See Exhibit A. The Company expects the use of animal and adult stem cells to meet all of the Company's potential research needs in this area.

Given the intense media surrounding stem cell research, the Company understood that the related – and controversial – question of using human embryonic stem cells in Company research would undoubtedly be raised at some point in the future. Although irrelevant to its research needs, the Company proactively decided to address that question in its policy. Accordingly, the Company took the strong position that the use of human embryonic stem cells in Company research "will only be considered, as a last resort, if there is no other viable approach and if the research offers the potential for significant human health benefits." Furthermore, Company scientists could "only use human embryonic stem cells created by *in vitro* fertilization that have been determined to be in excess of medical need and that have been obtained by documented informed consent (without financial inducement)."

Almost immediately after issuing its position on human embryonic stem cell research – which the Company does not expect to ever need to enforce -- the Wagners, both shareholders and employees of the Company, became aware of this policy through their employment. In response, they submitted the Proposal.



Grounds for Exclusion

Despite the irrelevance of the Company's position on human embryonic stem cell research – and the Company's strong position against the use of such stem cells in its research -- the Proposal submitted by the Wagners requests that the Company go even further and "adopt a new policy forbidding human embryonic stem cell research." We believe the Proposal can be excluded for the following reasons:

1. **The Proposal may be omitted under Rule 14a-8(i)(5) as it accounts for less than 5 percent of the Company's total assets, net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business.**

The Company:

- does not currently perform any human embryonic stem cell research;
- has no plans to perform any human embryonic stem cell research in the future; and
- neither markets nor sells any products that have resulted in any way from human embryonic stem cell research.

Thus, the Proposal relates to a matter that currently accounts for zero percent of the Company's business, far below the required five percent threshold contained in Rule 14a-8(i)(5). Furthermore, although a proposal may be "otherwise significantly related" to a company's business if it has ethical or social significance and accounts for a significant level of sales (but below the five percent thresholds), a proposal that is "ethically significant in the abstract but ha[s] no meaningful relationship to the [company's] business" may be excluded. Lovenheim v. Iroquois Brands, Ltd., 618 F. Supp. 554, 561 n. 16 (D.D.C. 1985). Although human embryonic stem cell research has abstract ethical significance, it is not "otherwise significantly related to the Company's business" because human embryonic stem cell research accounts for zero percent of the Company's business and the Company has no plans to perform such research in the future. The Staff has previously reached similar conclusions in issuing no–action letters.

In Eli Lilly and Company (available February 2, 2000), a shareholder submitted a proposal requesting that Eli Lilly "assist the exposing of the heinous act of obtaining human fetuses for research" and "provide the wherewithal to enable the entire [pharmaceutical] industry to refocus." Eli Lilly sought to exclude the proposal because, *inter alia*, it related to matters that accounted for less than 5 percent of the company's total assets, net earnings and gross sales, and was not otherwise



significantly related to Eli Lilly's business. In granting Eli Lilly's request and issuing a no-action letter, the Staff emphasized that Eli Lilly "does not obtain human fetuses for research." Accordingly, the Staff agreed not to recommend enforcement action against Eli Lilly if it chose to exclude the proposal from its proxy materials under Rule 14a-8(i)(5).

The Staff reached a similar conclusion in La Jolla Pharmaceutical Company (available January 10, 1997). In La Jolla, a shareholder submitted a proposal requesting that La Jolla "refrain from using any fetal tissue or human body parts obtained from any intentionally aborted unborn children." La Jolla sought to exclude the proposal because, *inter alia*, it related to matters that accounted for less than 5 percent of the company's total assets, net earnings and gross sales, and was not otherwise significantly related to La Jolla's business. In granting La Jolla's request and issuing a no-action letter, the Staff emphasized that La Jolla "does not use fetal tissue or body parts from intentionally aborted fetuses." Accordingly, the Staff agreed not to recommend enforcement action against La Jolla if it chose to exclude the proposal from its proxy materials under Rule 14a-8(c)(5).[1]

Like the proposals in Eli Lilly and La Jolla, where the Staff emphasized that neither company used fetal tissue in its research, the Company does not use any human embryonic stem cells in its research. Furthermore, the Company has no plans to do so in the future. Therefore, consistent with the Staff granting no-action letters to Eli Lilly and La Jolla, the Proposal is properly excludable under Rule 14a-8(i)(5).

2. The Proposal may be omitted under Rule 14a-8(i)(7) as it deals with a matter relating to the Company's ordinary business operations.

The Company manufactures and markets nearly 300 different brands of consumer goods in over 160 countries worldwide. Many of these products are the direct result of the Company's extensive research and development program. On a daily basis, Company management makes numerous decisions regarding which research options to pursue and what products to develop. Indeed, research and development is a key component of the Company's success. Allowing this Proposal to be presented to the Company's shareholders would set a precedent of shareholders overseeing companies' research and development decisions, which is clearly the province of management. Consistent with this understanding, the Staff has previously allowed companies to exclude proposals relating to research and development decisions under Rule 14a-8(i)(7). As the Proposal involves decisions relating to the Company's conduct of research and development, it can be properly excluded as part of the Company's "ordinary business operations."

---

[1] Rule 14a-8(c)(5), in effect at the time of La Jolla, is identical to the current Rule 14a-8(i)(5).



In Merck & Co., Inc. (available January 23, 1997), a shareholder submitted a proposal requesting that Merck "study ways to eliminate the use of human fetal tissue obtained from elective abortions in the research, development, and testing of the company's products." Merck sought to exclude the proposal because it dealt with a matter relating to the company's ordinary business operations – "the power and the responsibility to supervise the research, development and testing of Company products in the safest and most effective manner . . . ." In granting Merck's request and issuing a no-action letter, the Staff noted that "the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., product research, development, and testing)." Accordingly, the Staff agreed not to recommend enforcement action against Merck if it chose to exclude the proposal from its proxy materials under Rule 14a-8(c)(7).[2]

The Staff reached a similar conclusion in Eli Lilly and Company (available February 8, 1990). In Eli Lilly, a shareholder submitted a proposal requesting that Eli Lilly undertake a thorough study of the possibility of acquiring the license rights and FDA approval for the drug RU-486 and report back to the shareholders in summary form regarding the results of such study. Eli Lilly sought to exclude the proposal because, *inter alia*, it dealt with a matter relating to the company's ordinary business operations -- "the research, development, manufacture, distribution and profitable marketing of a drug." In granting Eli Lilly's request and issuing a no-action letter, the Staff emphasized that "decisions involving which products to develop, manufacture and distribute" relate to a company's ordinary business operations. Accordingly, the Staff agreed not to recommend enforcement action against Eli Lilly if it chose to exclude the proposal from its proxy materials under Rule 14a-8(c)(7).[3]

In addition to Merck and Eli Lilly, the Staff has generally permitted companies to exclude proposals related to research and development because they relate to companies' ordinary business operations. See, e.g., Union Pacific Corporation (available December 16, 1996) (allowing exclusion of a proposal requesting a report on the status of research and development of a new safety system for railroads), Chrysler Corporation (available March 3, 1998) (allowing exclusion of a proposal requesting study of the status of electrical vehicle designs), and Arizona Public Service Company (available February 27, 1984) (allowing exclusion of a proposal seeking to place a moratorium on funding research and development activities outside of Arizona).

Consistent with the Staff's position that research and development decisions relate to a company's ordinary business operations, and like the proposals in Merck and Eli Lilly in particular, the Proposal is excludable under Rule 14a-8(i)(7) as part of the Company's "ordinary business operations."

---

[2] Rule 14a-8(c)(7), in effect at the time of Merck, is identical to the current Rule 14a-8(i)(7).
[3] Rule 14a-8(c)(7), in effect at the time of Eli Lilly, is identical to the current Rule 14a-8(i)(7).



For the reasons discussed here, the Company respectfully requests that the Staff agree that the Company may omit the Proposal from its proxy materials for its 2003 annual meeting of shareholders.

Sincerely,

E. J. Wunsch

Enclosures

cc: Mr. Anthony Wagner
Ms. Julie Wagner

Exhibit A

Effective October 4, 2002

PROCTER & GAMBLE STEM CELL RESEARCH POLICY

The Procter & Gamble Company has an active research program in the biological sciences to support many of its core businesses. The rapid development of technology in this arena has led to new opportunities for meeting consumer needs, but it has also led to some controversy about the morality and ethics of some research approaches. The use of undifferentiated stem cells that can develop into multiple tissues as an eventual means of treating disease or gaining additional knowledge is one such controversial area. The area of concern to many people is the use of human embryonic stem cells, primarily because of the ethical and moral concerns about the destruction of the fertilized embryos.

This Procter & Gamble Company policy permits unrestricted use of animal and human adult stem cells in its in-house and funded research programs. It does not permit the conduct or funding of any research related to human reproductive cloning.

We expect the use of human adult and animal stem cells will meet the research needs of the Company, particularly given the rapid developments in the science of stem cells that are occurring today. Use of human embryonic stem cells in our research programs will be avoided. They will only be considered, as a last resort, if there is no other viable approach and if the research offers the potential for significant human health benefits. If justified, we will only use human embryonic stem cells created by *in vitro* fertilization that have been determined to be in excess of medical need and that have been obtained by documented informed consent (without financial inducement).

We have created a process to ensure that human embryonic cells are only studied when there is no other viable means to perform medically important research. Our stepwise approach in this instance will be as follows:

1. If human embryonic stem cells are required and the human health benefit is sufficient, we will first attempt to identify existing embryonic stem cell lines to use for the research program.
2. If existing embryonic stem cell lines are unavailable, we will consider the development of new human embryonic stem cell lines.

Any Company use or financial support of human embryonic stem cell line research will comply with government regulations and require the review and consent of the P&G Biological Research Committee. This committee will evaluate both the conclusion that no alternatives are available and the conclusion that the research benefit justifies the use of human embryonic stem cells.

The P&G Biological Research Committee will be headed by the Chief Technology Officer of the Company and will include:

Global External Relations Officer
Manager – Corporate R&D, Product Safety and Regulatory Affairs (PS&RA)
Vice-President - Research and Development, Procter & Gamble Pharmaceuticals

The Manager - Corporate PS&RA, will track use of human embryonic stem cells under this policy.

Mr. Lafley, members of the board, and fellow shareholders, we (Anthony S. Wagner, Julie A. Wagner) representing 2141 shares of Procter and Gamble stock, with intent to keep the said stock shares through the company's shareholder meeting, request your thoughtful consideration of the following:

Procter and Gamble Biological Research Committee issued its policy regarding stem cell use in October of 2002 to its internal research community. The policy itself addresses concerns around the morality and ethics of these research approaches because of moral concerns about destroying fertilized embryos. The policy outlines its intentions and stepwise approach in permitting human embryonic stem cell research. A spokesperson for Procter and Gamble tells the Catholic Telegraph in an October 25, 2002 article, "We would not rule out the use of human embryonic stem-cell research...We do feel as a human research organization...we want to make sure there is no other way to do it, we would consider doing that kind of research to get the answers we need."

In summation, this policy permits:

1 Unrestricted use of animal and human adult stem cells.
2 The use of human embryonic stem cells, when all other approaches have been exhausted, and the research offers the potential for significant human health benefits. Thus, new human embryos will be created or purchased for research.

The implied intention of this policy is to save and improve lives. It is evident that considerable deliberation and thought were put into developing the policy. It is recognized that undifferentiated cells can be developed into an eventual means of treating disease. Recent studies indicate this result may be obtained using adult and/or animal stem cells.

The intention of the policy is noble; nevertheless, in the apparent instance that new human embryos will be bought or created and destroyed for research purposes, the ends does not justify the means. We would be destroying one life in effort to improve another. This policy is in direct conflict with the faiths of many of our consumers, customers and employees. It is recognized that not everyone believes life begins at the moment of conception. However, many groups, including Orthodox Jews and Christians, profess their belief in the beginnings of life at the embryonic stage of development. In fact, Christians alone, make up 25% of the US population. These groups make up a large segment of our consumer base, globally.

We believe this policy will put P&G in a negative light with these groups. Pope John Paul II has spoken publicly against human embryonic stem cell research in his communication with George W. Bush. In addition, Cincinnati's own Archbishop Daniel Pilarczyk has spoken publicly against P&G's human embryonic stem cell research policy in his comments in the Cincinnati Enquirer and the Catholic Telegraph, October 25, 2002.

It is our request that P&G adopt a new policy forbidding human embryonic stem cell research, as we are at risk of losing consumer support and a significantly large sum of business. Our company has taken the higher moral road in many instances, improving the lives of consumers, valuing the diversity of its employees, and aiding the community. Considering P&G's Core Values and Principles, we have achieved a reputation of high standards in all regards. It is our hope that we will continue setting the standard for excellence and ask that you support this motion to ban human embryonic stem cell research at P&G and all of its subsidiaries.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 11, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Procter & Gamble Company
Incoming letter dated June 6, 2003

The proposal requests that Procter & Gamble adopt a new policy forbidding human embryonic stem cell research.

There appears to be some basis for your view that Procter & Gamble may exclude the proposal under rule 14a-8(i)(5). In this regard, we note your representation that Procter & Gamble does not perform any human embryonic stem cell research. Accordingly, we will not recommend enforcement action to the Commission if Procter & Gamble omits the proposal from its proxy materials in reliance on rule 14a-8(i)(5). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Procter & Gamble relies.

Sincerely,



Grace K. Lee
Special Counsel